July 1, 2024

Erez Nachtomy
Chief Executive Officer
SHL Telemedicine Ltd.
90 Yigal Alon Street
Tel Aviv 67891 , Israel

       Re: SHL Telemedicine Ltd.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 001-41641
Dear Erez Nachtomy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 15. Controls and Procedures
(b) Management's Annual Report on Internal Control over Financial Reporting, page 72

1.     You state that this Annual Report does not include a report of
management   s assessment
       regarding internal control over financial reporting because the company is in a transition period permitted by the SEC for newly public companies. The instructions to Item 308 of Regulation S-K permit the omission until you had filed an annual report with the
       Commission for the prior fiscal year. You filed an annual report for your fiscal year ended December 31,2022. Please amend your Form 20-F for the fiscal year ended
       December 31, 2023 to include your Management's Report on Internal Control over
       Financial Reporting, or advise us otherwise. Also as a related matter, when you amend your filing, please provide updated 302 certifications that properly include paragraph 4(b)
       and the introductory language in paragraph 4, referring to internal control over financial reporting that are now required.
 July 1, 2024
Page 2

Exhibit 13

2. We note that the Section 906 certifications filed under Exhibits 13.1 and 13.2 refer to the annual report on Form 20-F for fiscal year ended December 31, 2022. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2023. In doing so, please refile the Form 20-F in its entirety, along with updated certifications that are currently dated and refer to the Form 20-F/A.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Li Xiao at 202-551-4391 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services